Exhibit 99.1

ParaZero to Add Former Seasoned UAV Squadron Leader as a Member of its Board of Directors

Mr. Natan Israeli served for three decades in the Israeli Air Force as a senior officer and will support ParaZero’s growing activity in the military and defense markets

Tel Aviv, Israel, Dec. 12, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircraft, today announces it has strengthened its board of directors with the appointment of Mr. Natan Israeli, a Brig. Gen. (Res.), formerly Head of the Personnel Directorate in the Israeli Air Force (IAF) and leader of a UAV squadron, effective December 11, 2024.

Mr. Israeli has served as Kaltura Inc.’s Chief Customer Officer since November 2020 and as an executive officer since January 2024. Prior to joining Kaltura, throughout 2020 Mr. Israeli was the CEO for Ambar A.M. Enterprise Ltd., that was active in the Israeli energy and infrastructure industries. Prior to that Mr. Israeli served for three decades in the IAF as an officer and helicopter pilot.

“As we witness growing interest in our advanced solutions for the military and defense markets, we believe that Mr. Israeli’s expertise, knowledge, and extensive network will significantly enhance our efforts in this field,” said Boaz Shetzer, CEO of ParaZero. “Having a distinguished leader like Mr. Israeli join our board of directors is a strong endorsement of our recent developments and strategic direction.”

ParaZero has recently strengthened its position in the defense and military sectors with significant advancements and collaborations. The Company has secured multiple orders for its advanced Counter-Unmanned Aerial Systems (C-UAS) technology, highlighting the growing demand for solutions that address security challenges posed by drones. Notably, ParaZero received an order from a global Tier-1 defense company for its cutting-edge drone neutralization systems, emphasizing its capabilities in mitigating aerial threats while ensuring minimal disruption to critical environments.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the growing interest in its advanced solutions for the military and defense markets and the growing demand for solutions that address security challenges posed by drones. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com